SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

PROLOR BIOTECH, INC.

(Name of Issuer)

common stock, par value $0.00001 per share

(Title of Class of Securities)

607826104

(CUSIP Number)

Shai Novik
3 Sapir Street
Weizmann Science Park
Nes-Ziona, Israel 74140
Telephone: (866) 644-7811

(Name, address and telephone number of person
authorized to receive notices and communications)

July 23, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box . ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	9,084,332 (1)
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	9,084,332 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,084,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON IN

(1)
Includes (i) 6,535,666 shares of common stock, (ii) currently exercisable warrants to acquire 266,666 shares of common stock; (iii) 632,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.00001 per share, that are currently convertible into 632,000 shares of common stock; and (iv) 825,000 shares of the Issuer’s 10.0% Series B Convertible Preferred Stock, par value $0.00001 per share, that are currently convertible into 1,650,000 shares of common stock, all of which are held by Frost Gamma Investments Trust.  Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.  Amount reported as beneficially owned does not include unvested options to acquire 25,000 shares of common stock, which options are held by Dr. Frost and do not become exercisable until February 5, 2010.

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	9,084,332 (1)
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	9,084,332 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,084,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON OO

(1)  Frost Gamma Investments Trust holds (i) 6,535,666 shares of common stock, (ii) currently exercisable warrants to acquire 266,666 shares of common stock; (iii) 632,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.00001 per share, that are currently convertible into 632,000 shares of common stock; and (iv) 825,000 shares of the Issuer’s 10.0% Series B Convertible Preferred Stock, par value $0.00001 per share, that are currently convertible into 1,650,000 shares of common stock.  Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.  Amount reported as beneficially owned does not include unvested options to acquire 25,000 shares of common stock, which options are held by Dr. Frost and do not become exercisable until February 5, 2010.

ITEM 1.  Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission on June 21, 2007, as amended on April 7, 2008, August 22, 2008, November 12, 2008, February 10, 2009 and March 6, 2009, by furnishing the information set forth below.  Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Phillip Frost, M.D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Gamma Trust” and, together with Dr. Frost, the “Reporting Persons”) with respect to the common stock, par value $0.00001 per share, of PROLOR Biotech, Inc, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3 Sapir Street, Weizmann Science Park, Nes-Ziona, Israel 74140.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On July 23, 2009 (the “Closing Date”), the Reporting Persons acquired 825,000 shares of the Issuer’s 10.0% Series B Convertible Preferred Stock, par value $0.00001 per share (the “Shares”), which are convertible into shares of the Issuer’s common stock (together, the “Issuer Securities”) with the working capital of the Gamma Trust.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Issuer Securities acquired by the Reporting Persons on the Closing Date have been acquired for investment purposes.  The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

On the Closing Date, in a private transaction (the “Private Placement”), the Gamma Trust purchased the Shares, which are currently convertible into an aggregate of 1,650,000 shares of the Issuer’s common stock.  The Issuer issued the Shares, inclusive of the shares of common stock into which the Shares may be converted, in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder.

The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock(1)

Phillip Frost, M.D.	9,084,332(2)	23.8%

Frost Gamma Investments Trust	9,084,332(2)	23.8%
______________

(1)           Percentage based upon 35,549,028 shares of common stock outstanding as of May 13, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2009, plus those shares of common stock deemed outstanding in accordance with Rule 13(d)-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)           Includes (i) 6,535,666 shares of common stock, (ii) currently exercisable warrants to acquire 266,666 shares of common stock; (iii) 632,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.00001 per share, that are currently convertible into 632,000 shares of common stock; and (iv) 825,000 shares of the Issuer’s 10.0% Series B Convertible Preferred Stock, par value $0.00001 per share, that are currently convertible into 1,650,000 shares of common stock, all of which are held by Frost Gamma Investments Trust.  Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.  Amount reported as beneficially owned does not include unvested options to acquire 25,000 shares of common stock, which options are held by Dr. Frost and do not become exercisable until February 5, 2010.

Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

In connection with the Private Placement, the Gamma Trust entered into a securities purchase agreement with the Issuer containing terms, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act, pursuant to Section 4(2) therein and Rule 506 of Regulation D promulgated thereunder.

Additionally, in connection with the acquisition of the Issuer Securities, The Frost Group, LLC (“The Frost Group”), a Florida limited liability company of which the Gamma Trust is a Member, entered into a letter agreement (the “Letter Agreement”) with the Issuer, pursuant to which the parties agreed to terminate that certain Credit Agreement, dated as of March 25, 2008 (the “Credit Agreement”), by and between the Issuer and The Frost Group, together with the related Note and Security Agreement dated as of even date therewith (the “Security Agreement”).  Under the Credit Agreement, the Issuer had been able to borrow up to $10 million for working capital and other general corporate purposes.  The termination of the Security Agreement and the Credit Agreement was effective on July 22, 2009.

ITEM 7. Material to be Filed as Exhibits

Exhibit
Number	Description

99.1	Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 24, 2009).

99.2	Letter Agreement (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 24, 2009).

99.3	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2009	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: August 3, 2009	FROST GAMMA INVESTMENTS TRUST

By: /s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit Number	Description

99.1	Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 24, 2009).

99.2	Letter Agreement (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 24, 2009).

99.3	Joint Filing Agreement.